EXHIBIT 99.1

Alio Gold Provides 2018 Gold Production

VANCOUVER, British Columbia, Jan. 15, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), today reports 2018 gold production of 101,3431 ounces from its two mines:  the Florida Canyon Mine in Nevada and the San Francisco Mine in Mexico.  Full financial and operational results will be reported in mid-March upon completion of the year-end financial statements and Management Disclosure and Analysis.

Florida Canyon continued its ramp-up and ended the year strongly with fourth quarter gold production of 12,922 ounces and full year production of 47,353, in line with the Company’s estimate upon acquiring the asset in late May 2018.  During the month of December the mine achieved 792,000 dry short tons through the crushing circuit following a number of improvements that have been undertaken. The crushing circuit is on track to achieve its steady state rate of approximately 2.2 Mt per quarter by the second quarter of 2019 which is expected to result in gold production for 2019 of approximately 60,000 ounces.

At San Francisco fourth quarter gold production was 10,292 ounces and full year production was 53,990 ounces.  Following a full technical review of the operations that commenced in September 2018 progress was made on reducing the dilution that was occurring in the more narrow, discontinuous zones of Phases 6, 7 and 8 of the San Francisco pit. Further engineering work is ongoing to optimize the life of mine plan, in particular to bring forward the satellite La Chicharra pit.  While this work is ongoing, the mine has begun processing low grade stockpile material through the crushing circuit and has stopped mining in the San Francisco pit.  There are sufficient stockpiles to operate at full capacity throughout 2019 (as at July 1, 2018, the low-grade stockpile consisted of approximately 7.2 million tonnes of 0.26 g/t gold material (60,200 contained ounces).  Gold production at San Francisco is expected to remain consistent with current production levels for at least the first half of 2019.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Footnotes:

  Approximate 2018 gold production subject to finalization and refinery adjustments

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to, statements which relate to future events. Such statements include estimates of future gold prices, current and future gold production at the Florida Canyon Mine, the LOM of the Florida Canyon Mine, revenue and cash flows generated by the operation of the Florida Canyon Mine, operating, capital, cash, closure and all in sustaining costs associated with the Florida Canyon Mine, gold grades and recovery at the Florida Canyon Mine, mining rates, strip ratios at the Florida Canyon Mine and future taxes payable by the Company and its subsidiaries; the Florida Canyon Mine mineral resource and reserve estimates; and estimates, forecasts and statements with respect to mine plans and designs, including with respect to the replacement of the Florida Canyon mining fleet, the expansion to the leach pad and key infrastructure around the crushing circuit at the Florida Canyon Mine and the benefits expected to be derived therefrom, the restart of the Standard Mine and potential future production growth resulting therefrom, plans with respect to the sulphide deposit at the Florida Canyon Mine and the benefits expected to be derived therefrom and planned activities to improve reliability and operating efficiency and reduce operating and sustaining capital cost requirements at the Florida Canyon Mine.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of gold price, production, revenue, capital expenditure, cost, reserve and resource, grade, mining, strip ratio, recovery, mine life, net present value, and tax estimates and other assumptions, projections and estimates made in respect of the Florida Canyon Mine; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in the Company’s annual information form dated March 14, 2018 and filed on the Company’s SEDAR profile.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Source: ALO

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